SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.__.)



                              Meridian Data, Inc.
                              ____________________
                                (Name of Issuer)



                                Common Stock
                                ____________
                      (Title of Class of Securities)



                                   589601103
                                   _________
                                (CUSIP Number)



           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)











       2 of 5

CUSIP No. 589601103                            13G
          __________

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        SMC Capital, Inc,

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) __
                                                        (b) __

SEC USE ONLY


CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of Kentucky


       NUMBER OF         5       SOLE VOTING POWER

        SHARES                    520,850

     BENEFICIALLY        6       SHARED VOTING POWER

       OWNED BY                   0

          EACH           7       SOLE DISPOSITIVE POWER

       REPORTING                  520,850

        PERSON

          WITH           8       SHARED DISPOSITIVE POWER

                                  0


AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      520,850


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.19%


TYPE OF REPORTING PERSON

     Investment Advisor

       3 of 5

CUSIP No. 589601103                            13G
          _________

Item 1.

         (a)    Name of Issuer:

                 Meridian Data


         (b)    Address of Issuer's Principal Executive Offices:

                 5615 Scotts Valley Drive
                 Scotts Valley, CA 95066

Item 2.

         (a) Name of Person Filing: SMC Capital, Inc., an investment advisor registered under Section 203 the Investment Advisors Act of 1940.

         (b)    Address of Principal Business Office or, if none,
                 Residence:
                 4350 Brownsboro Road, Suite 310
                 Louisville, Ky 40207

         (c)    Citizenship:
                 US

         (d)    Title of Class of Securities:
                 Common Stock

         (e)    CUSIP Number:
                 589601103


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:


Item 4.  Ownership.

         (a)    Amount Beneficially Owned:

                 520,850

         (b)    Percent of Class:

                 5.19%

         (c)    Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:

                        520,850
       4 of 5

CUSIP NO. 589601103                            13G
          _________


                (ii)    shared power to vote or to direct the vote:

                        0

                (iii) sole power to dispose or to direct the disposition of

                        520,850

                (iv) shared power to dispose or to direct the disposition of:

                        0


Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Virtually all accounts involve outside persons who have the right to receive or direct the receipt of dividends from or proceeds from the sale of securities in such account with respect to the class of securities discussed in this report. No such person or account relates to more than five percent of the class of security.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A


Item 8.  Identification and Classification of Members of the Group.

         N/A


Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

       5 of 5

CUSIP No. 589601103                          13G
          _________



                                  SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               /s/ B. Anthony Weber
                                              _____________________________
                                               President - SMC Capital, Inc.